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10027133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-66670

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING_____12/31/09_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Financial Systems, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Liberty Boulevard, Suite 203

OFFICIAL USE ONLY
FIRM I.D. NO.

                                                              (No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Lureen   (610) 854-7000
                                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP

MAR 01 2010

                    (Name – if individual, state last, first, middle name)

Washington, DC
110

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Brian Lureen_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Heritage Financial Systems, Inc._____ , as

of _____December 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

**Sworn to and subscribed before me
this 26th day of February 2010.**

Elaine Gulezian
Notary Public

_____ _(signature)_
Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)

C O N T E N T S

MorisonCogen LLP

Certified Public Accountants • Business Consultants

150 Monument Road, Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000 f. 267.440.3001
www.morisoncogen.com

 An Independent Member
of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

We have audited the accompanying statements of financial condition of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of December 31, 2009 and 2008, and the related statements of operations and comprehensive income (loss), changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Systems, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morison Cogen LLP

February 25, 2010

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 18,454	$ 2,335
Commissions receivable	67,830	5,000
Receivable from broker-dealers	5,681	5,671
	91,965	13,006
PROPERTY AND EQUIPMENT, net	2,288	2,288
TOTAL ASSETS	$ 94,253	$ 15,294
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 52,530	$ -
TOTAL LIABILITIES	52,530	-
STOCKHOLDER'S EQUITY		
COMMON STOCK - 1,000 shares authorized, issued, and outstanding	25,000	25,000
ADDITIONAL PAID-IN CAPITAL	303,370	303,370
ACCUMULATED DEFICIT	(286,647)	(313,076)
TOTAL STOCKHOLDER'S EQUITY	41,723	15,294
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 94,253	$ 15,294

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions and other income	$ 467,119	$ 668,767
Management fees	-	85,938
	467,119	754,705
OPERATING EXPENSES	440,699	770,524
OTHER INCOME (EXPENSE)		
Interest income	9	126
Interest expense	-	(1,020)
	9	(894)
NET INCOME (LOSS)	26,429	(16,713)
OTHER COMPREHENSIVE INCOME		
Unrealized holding loss arising during year	-	(8,125)
Reclassification adjustment for realized gains	-	(14,710)
	-	(22,835)
COMPREHENSIVE INCOME (LOSS)	$ 26,429	$ (39,548)

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholder's Equity
BALANCE - JANUARY 1, 2008	$ 25,000	$ 208,835	$ 22,835	$ (189,628)	$ 67,042
CONTRIBUTED CAPITAL	-	17,000	-	-	17,000
LIABILITIES ASSUMED BY PARENT	-	77,535	-	-	77,535
DISTRIBUTIONS	-	-	-	(121,445)	(121,445)
OTHER COMPREHENSIVE INCOME					
Unrealized holding loss arising during year	-	-	(8,125)	-	(8,125)
Reclassification adjustment for realized gains	-	-	(14,710)	14,710	-
NET LOSS FOR THE YEAR ENDED DECEMBER 31, 2008	-	-	-	(16,713)	(16,713)
BALANCE - DECEMBER 31, 2008	25,000	303,370	-	(313,076)	15,294
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2009	-	-	-	26,429	26,429
BALANCE - DECEMBER 31, 2009	$ 25,000	$ 303,370	$	$ (286,647)	$ 41,723

The accompanying notes are an integral part of these financial statements.

-4-

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 26,429	$ (16,713)
(Increase) decrease in assets		
Commissions receivable	(62,830)	43,763
Receivable from broker-dealer	(10)	124
Increase (decrease) in liabilities		
Accounts payable and accrued expenses	52,530	(7,507)
Net cash provided by operating activities	16,119	19,667
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan proceeds from investment	-	66,523
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid-in capital	-	17,000
Distributions to stockholder	-	(113,816)
Net cash used in financing activities	-	(96,816)
NET INCREASE (DECREASE) IN CASH	16,119	(10,626)
CASH - BEGINNING OF YEAR	2,335	12,961
CASH - END OF YEAR	$ 18,454	$ 2,335

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2009	2008
CASH PAID DURING THE YEAR FOR:		
Interest	$ -	$ 1,020

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITY

	2009	2008
Investment, beginning of year	$ -	$ 82,277
Unrealized holding loss arising during year	-	(8,125)
Loan proceeds received	-	(66,523)
Noncash distribution of investment	$ -	$ 7,629
Decrease in line of credit	$ -	$ 35,000
Decrease in accounts payable and accrued expenses	-	42,535
Liabilities assumed by parent - Note 4	$ -	$ 77,535

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Heritage Financial Systems, Inc. (the company), established in 1999, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) (formerly the NASD). The company specializes in financial planning and consulting.

The company is a wholly-owned subsidiary of Heritage Fincorp, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

Commissions Receivable and Receivable from Broker-dealers

Commissions are recognized as income on a trade-date basis as they become payable by the financial institution. Management deems all receivable to be fully collectible. Accordingly, no allowance for bad debts is considered necessary.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using straight-line and accelerated methods.

Advertising

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when the advertising first takes place. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Allocation of Expenses from Affiliates

Expenses have been allocated from the company's affiliated entities, including its parent company, based on the relative time incurred performing the related functions or occurrence of an expense related to the function in 2009. During 2008, management was unable to specifically identify the costs, however, believes that the methodology used is reasonable.

"S" Election

The company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his respective share of the company's taxable income.

Comprehensive Income (Loss)

The company follows FASB ASC 220-10 (formerly Statement of Financial Accounting Standards (SFAS) 130, *Reporting Comprehensive Income*). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosures of certain financial information that historically has not been recognized in the calculation of net income (loss).

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year the company may have deposits with major financial institutions that exceed Federal Depository Insurance limits of $250,000.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2009	2008
Office equipment	$ 33,396	$ 33,396
Furniture	33,332	33,332
	66,728	66,728
Less: Accumulated depreciation	64,440	64,440
	$ 2,288	$ 2,288

Depreciation expense for the years ended December 31, 2009 and 2008 was $-0-.

NOTE 4 – LIABILITIES ASSUMED BY PARENT

During 2008, the parent assumed $77,535 of liabilities of the company, including $42,535 in accounts payable and accrued expenses and $35,000 from its line of credit. These transactions are considered capital transactions and have been recorded as additional paid in capital.

NOTE 5 – RELATED PARTIES

The company provided administrative services to other entities that are affiliated by common ownership and other subsidiaries of the parent. Fees received for management services were $-0- and $85,938 for the years ended December 31, 2009 and 2008.

The company's parent and other entities that are affiliated by common ownership and are subsidiaries of the parent provide administrative services for the company. Fees paid for such management services were $303,345 and $516,986 for the years ended December 31, 2009 and 2008.

Included in the management services provided by the company's parent are allocated lease expenses. Since the lease is in the name of the parent company, the company has no long-term lease obligations.

NOTE 6 – NET CAPITAL

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined under such provision. Net capital may fluctuate on a daily basis. The company had net capital as defined under Rule 15c3-1 of $26,284 at December 31, 2009; net capital requirements were $5,000 at December 31, 2009.

NOTE 7 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01, *The FASB Accounting Standards Codification,* which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard changes the referencing of financial standards.

In September 2009, the FASB issued ASU No. 2009-06, Income Taxes (Topic 740), *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities Taxes* (formerly FASB Interpretation No. 48 and SFAS No. 109, *Accounting for Income Taxes).* FASB ASC 740 prescribes guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted as required by the company as of January 1, 2009.

The adoption of this standard did not require any adjustments to the company's financial statements. There were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next year. Tax years from 2006 through 2008 remain subject to examination by major tax jurisdictions.

FASB ASC 855-10 (formerly, SFAS No. 165) is effective for interim or annual financial periods ending after June 15, 2009 and establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before the date the financial statements are available to be issued. This standard was adopted for the year ended December 31, 2009. Subsequent events have been evaluated through February 25, 2010, the date that the financial statements were available to be issued.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES
    Total stockholder's equity qualified for net capital $ 41,723

DEDUCTIONS
    Non-allowable assets
        Receivable from non-brokerage customers, net of related
            non-allowable payable   13,037
        Fixed assets, net of accumulated depreciation   2,288
        Haircuts on securities   114
         15,439

NET CAPITAL $ 26,284

AGGREGATE INDEBTEDNESS

    Total aggregate indebtedness $ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (BASED ON AGGREGATE
INDEBTEDNESS) $ -

MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING
DEALER $ 5,000

NET CAPITAL REQUIREMENT $ 5,000

EXCESS NET CAPITAL $ 21,284

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL   -

The Form X-17a-5 reconciliation is not included as there are
no material differences from the company's computation.

An exemption from SEC Rule 15c3-3 is claimed
under section (k)(2)(ii) of SEC Rule 15c3-3.

HERITAGE FINANCIAL SYSTEMS, INC.
(a wholly-owned subsidiary of Heritage Fincorp, Inc.)
RECONCILIATION UNDER RULE 17a-5(d)(4) OF THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL RECONCILIATION UNDER THE SECURITIES
AND EXCHANGE COMMISSION RULE 17a-5(d)(4)

Net capital as reported on (unaudited) FOCUS Report Part IIA - December 31, 2009	$	24,021
Adjustment of non-allowable assets		2,263
NET CAPITAL	$	26,284





150 Monument Road, Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000 f. 267.440.3001
www.morisoncogen.com

An Independent Member
of Morison International

MorisonCogenLLP
Certified Public Accountants • Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL STRUCTURE REQUIRED BY
SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Heritage Financial Systems, Inc.
Malvern, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedule of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Heritage Financial Systems, Inc.
(Continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Heritage Financial Systems, Inc. (a wholly-owned subsidiary of Heritage Fincorp, Inc.) as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 25, 2010. We identified a material post closing adjustment. Management will update its internal procedures for recording accruals.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

February 25, 2010